Exhibit 12

ST. JUDE MEDICAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands of dollars)

	FISCAL YEAR
	2011	2010	2009	2008	2007
EARNINGS
Earnings before income taxes	$1,019,071	$1,208,803	$1,057,393	$580,768	$710,276
Plus fixed charges:
Interest expense (1)	69,954	67,372	45,603	72,554	72,258
Rent interest factor (2)	14,856	12,113	11,183	9,527	9,144
TOTAL FIXED CHARGES	84,810	79,485	56,786	82,081	81,402
EARNINGS BEFORE INCOME TAXES AND FIXED CHARGES	$1,103,881	$1,288,288	$1,114,179	$662,849	$791,678
RATIO OF EARNINGS TO FIXED CHARGES	13.0	16.2	19.6	8.1	9.7

(1)	Interest expense consists of interest on indebtedness and amortization of debt issuance costs.
(2)	Approximately one-third of rental expense is deemed representative of the interest factor.